June 16, 2025

Tie (James) Li
Chief Executive Officer
Nature's Miracle Holding Inc.
3281 E. Guasti Rd. Suite 175
Ontario, CA 91761

       Re: Nature's Miracle Holding Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 6, 2025
           File No. 333-287013
Dear Tie (James) Li:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2025 letter.

Amendment No. 1 to Form S-1
Business, page 58

1. We note the disclosure you provided in response to prior comments 4 and 5 with respect to your investment agreement with Future Tech Incorporated. Please expand your disclosure to provide all the material terms of the agreement. For example, disclose the specific closing conditions that must be met and the extent to which the conditions have been met. In this regard, you disclose that you have received "initial approval of 50W facility from First Energy Corp of which 2.7MW has been built."
       Clarify that the Electricity Supply and Purchase Agreement condition requires that
       Future Tech have the Electricity Sales and Purchase Agreement executed with
       Champion Energy Service LLC with electricity supply of up to 50MW at a cost not exceeding $0.06 per KWh. Clarify the extent to which the initial approval from First
 June 16, 2025
Page 2

       Energy Corp meets this condition. Disclose that the Business Property
Lease
       condition requires Future Tech to enter into a 10-year lease with the option to purchase the Site with Railroad Stryker Holdings LLC. Disclose whether this condition has been met and the location of the site. Disclose whether the remaining amount due can be paid in either cash or stock. In addition, clarify what constitutes a fully complete 50 MW bitcoin mining center for the estimated total cost of $10 million. As one example, clarify whether this includes providing the cooling system and buying and maintaining the mining servers.
2. We note the disclosure you provided in response to prior comments 4 and 7 with respect to your expansion into the electric vehicle distribution business. You indicate that you have entered into agreements with ZO Motors North America LLC to purchase ten ZM 8 Trucks. The firm order agreement with ZO Motors North America that you filed as Exhibit 10.39 indicates that you are purchasing five of such
       trucks and that the company is not authorized to act as a dealer, reseller, or similar, of
       ZO Motors North America. Please clarify your disclosure. In addition, disclose the material terms of your distribution agreements in Latin America that you reference in your disclosure and in your January 23, 2025 press release. To the extent material, file the agreements as exhibits.
Selling Stockholders, page 86

3.     Please complete the selling stockholder table. In this regard,
           Identify all selling stockholders. You may not indicate that a selling stockholder is to be determined ("TBD").
           Disclose the number of shares being offered by the selling stockholder in the table itself.

       Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Giovanni Caruso, Esq.